August 1, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 15, 2011

Form 10-Q for the quarter ended March 31, 2011

Filed May 10, 2011

File No. 0-32647

Dear Mr. Spirgel:

We are responding to the comments contained in a letter dated July 18, 2011 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings of Knology, Inc. (“Knology” or the “Company”). The staff’s comments and our responses to these comments are set forth below and, as requested, our responses are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis, page 32

1.	Refer to critical accounting policies on page 34. Please expand the discussion to explain the reason for the timing of your change in capitalization rate in the fourth quarter of 2010, including any specific triggering events for the change during that period. Please also expand the discussion to explain the nature of the overhead costs included in “indirect costs directly attributable to capitalizable activities”. Please expand the disclosure in Note 2 on page F-9 accordingly.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K), we will expand the discussion to include the reasons for the change occurring during 2010. The change during the fourth quarter of 2010 resulted from comparing our previous capitalization methodology to those of other companies in our industry. During the due diligence process surrounding potential acquisition targets over the previous twelve months, the Company reviewed the capitalization methodology of these other companies. We began developing a revised methodology for the capitalization of such expenses during the third quarter of 2010 and were able to finalize and implement it during the fourth quarter. This methodology is in accordance with ASC 922-360-25-7 which states “initial subscriber installation costs, including material, labor, and overhead costs of the drop, shall be capitalized.”

The indirect costs mentioned on page 34 are benefits and training expenses incurred in the installation department. No other departments’ expenses and no corporate expenses were included as capitalized costs under our capitalization methodology.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

2.	Refer to your accounting policy for derivative financial instruments on page F-13. Please expand the disclosure to explain the reason for the change in accounting classification at the time of the reset of the borrowing rate, that is, explain whether the effectiveness of the swap agreement was impacted by the reset.

At the end of December 2008, a significant difference developed between the 1-month LIBOR and the 3-month LIBOR rates. The credit agreement for our term loans allowed the Company to choose between these rate indexes to compute interest expense on the reset date. The Company chose to use a 1-month LIBOR rate on the loans at the reset date for each loan. This change in the rate index saved the Company approximately $500,000 a month until the difference in the rates diminished. The interest rate swaps were based on the 3-month LIBOR rate and could not be set to another index. The reset of the interest rates to different interest rate indexes than the swaps caused ineffectiveness such that the interest rate swaps were no longer highly effective and resulted in the loss of hedge accounting. We noted the ineffectiveness on page F-12 of our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”)in the first bullet point following the statement of the Company resetting the index on the loan to the 1-month LIBOR rate. The ineffectiveness applied to the 2009 reset also.

3.	We note that an error occurred in the valuation of a derivative due to the misinterpretation of the valuation information. Please tell us you determined that this correction of an error was not significant for restatement pursuant to ASC 250-10-45-22 to ASC 250-10-45-27. If you believe that the effect of this error is not material, please use the guidance in ASC 250-10-S99 and ASC 250-10-45-27 in your response to explain the basis for your conclusion that the amounts are not material.

In evaluating the error in the valuation of the interest rate swaps, the Company concluded that the error was not material and no restatement was necessary. The Company looked to ASC 250-10-S99, SEC Staff Accounting Bulletin (SAB) Topic 1.M S99-1, issued August 12, 1999, which summarizes the meaning of material as follows: “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

SAB 99 mentions other considerations to evaluate in determining if a misstatement is material. These considerations are discussed below along with the resulting impact to Knology.

Did the misstatement mask a change in earnings or other trends? The misstatement of net income and the gain or loss on interest rate swaps had no impact on revenues, operating income, cash flows, or EBITDA, as adjusted (a non-GAAP measure). The trends for these measures continued with no change regardless of the misstatement.

	2007	2008	2009	2009 corrected	2010	2010 corrected
	(in millions)
Operating Income	$16.3	$34.8	$47.1	$47.1	$62.0	$62.0
Interest expense, net	(40.6)	(46.6)	(41.0)	(41.0)	(42.2)	(42.2)
Gain/Loss on interest rate swaps	(0.7)	—	(6.2)	(1.9)	(0.5)	(4.7)
Debt modification expense / loss on debt extinguishment	(27.4)	—	(3.4)	(3.4)	(19.8)	(19.8)
Other	(0.4)	(0.3)	0.1	0.1	0.2	0.2

Net loss from Continuing Operations	$(52.8)	$(12.1)	$(3.4)	$0.9	$(0.3)	$(4.5)

As the financial data shows, the net income was impacted by the misstatement, but the trend of going from large net losses of $52.8 million in 2007, and $12.1 million in 2008 toward having net income continued. In fact, 2009 would have resulted in net income had the misstatement been restated. The 2010 results would have been reduced by $4,163,000 resulting in a larger loss than was recorded. The loss in 2010 resulted mainly from a $19.8 million loss on debt extinguishment and not from a change in operating results or the interest rate swap accounting. To summarize, the trend in results would have continued if not for the debt extinguishment. The misstatement did not alter that trend.

Did the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise? Industry practice has been to use total revenue, as well as non-GAAP measures, including EBITDA, free cash flow and net operating income as measures of the viability of a telecommunications entity. We receive numerous company valuations from analysts in our industry. We noted that most of these analysts do not include net income or earnings per share in their analysis. An analysis issued by Miller Tabak on May 5, 2010 is an example in which there is the mention of net income, but they discuss their expectations being met with adjusted net income which added back the effect of the interest rate swaps. Morgan Keegan does mention EPS, but does not include it in the valuation calculation. Their valuation is based on free cash flow. They also calculate a non-GAAP EPS based on operating income and discuss it in the analysis to purposely remove the interest rate swap accounting. The non-cash change in value of the interest swaps, as well as the non-cash amortization of the deferred loss on the interest rate swaps, is below operating income on the income statement and has no effect on total revenue, EBITDA, free cash flow, or net operating income. Knology has routinely shown pro forma income on the earnings releases by eliminating the effects of the swaps to provide investors and analysts relevant financial information.

Because the ultimate question is whether a reasonable investor would change his or her decision based on the potential adjustment, the accounting literature also supports using direct information (but not speculation) concerning the impact of such an adjustment on the market.

Another critical piece of data supporting the immateriality of the interest rate swaps is comparing the company’s stock price and performance to other companies within our industry when the loss of hedge accounting occurred in the first quarter of 2009 until June 2010. The market did not reflect any change in the value of Knology’s common stock as a result of the loss of hedge accounting and has continued to ignore the results of the gains and losses and amortization of OCI associated with the interest rate swaps. The Company’s stock price was $12.20 at December 31, 2008 (which is prior to the loss of hedge accounting), $12.81 at March 31, 2009, $15.66 at June 30, 2009, $17.81 at September 30, 2009 and $16.78 at December 31, 2009. The swings in stock performance tend to follow the industry and market trends and variances are based upon the previous stated performance indicators without regard to the interest rate swaps. Also looking at the stock prices the day before and of the earnings release disclosing the loss of hedge accounting (2008 year end) reveals the stock price on February 18, 2009 closed at $12.22 and on February 19, 2009 it closed at $11.98 The NASDAQ market also closed down on February 19 from the previous day’s closing value. Following the earnings release disclosing the error in the valuation of the interest rate swaps (June 30, 2010 quarter end) the stock price on August 3, 2010 closed at $11.46 and on August 4, 2010 the stock closed at $12.77. Both of these changes follow the market trend and indicate there was little value associated with Knology’s accounting for interest rate swaps in the eyes of investors and shareholders.

Did the misstatement change a loss into income or vice versa? The Company recorded a loss of $3,400,000 and $281,000 for the years ended December 31, 2009 and 2010, respectively. If the misstatement had been corrected, the Company would have recorded income of $900,000 for the year ended December 31, 2009 and a loss of $4,444,000 for the year ended December 31, 2010. Only for the 2009 year end would the misstatement change the loss to income. The 2010 year end loss would have been a larger loss. As noted above, the loss in 2010 was mainly a result of the $19.8 million loss on debt extinguishment.

Did the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability? The Company reports as a single segment. Therefore, this consideration is not applicable to Knology.

Did the misstatement affect the registrant’s compliance with regulatory requirements? None of the regulatory requirements for Knology have any dependence on income or interest rate swap accounting.

Did the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements? The Company was in compliance with all loan covenants and contractual requirements and the changes resulting from restating the misstatement would have no impact on any covenants or contractual obligations. The loan covenants do not include any requirements relating to net income or gain or loss on interest rate swaps.

Did the misstatement have the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation? Management’s bonuses and other incentive compensation are based on revenue generating units, revenue, EBITDA, as adjusted, and free cash flow. The misstatement had no effect on these items and did not result in any change in management’s compensation.

Did the misstatement involve concealment of an unlawful transaction? There were no unlawful transactions associated with the misstatement. The loss of hedge accounting related to the mismatch of the rate index between the loans and the interest rate swaps. This reset to a different rate index was allowed by the loan agreement but the interest rate swaps did not allow the selection of another rate index. Also note, the misstatement of the valuation of the interest rate swaps was a mechanical error in recording accrued interest thus the transaction was recorded and disclosed, just not in the correct amount.

In reviewing certain statements from the SEC, as well as some case law, it should also be noted that there is definite indication that a large misstatement does not automatically result in a restatement of prior reported earnings, especially when the said restatement is not valuable to the investors or other users of the financial statements. Further, it is also Knology’s belief that any restatement of prior periods would only create more confusion for the users of Knology’s financial statements. The gain on interest rate swaps is not a meaningful measure for Knology as our investors do not focus on this item or on net income. Therefore, we did not see any benefit to restating prior earnings.

Note 7 – Income Taxes, page F-24

4.	We note that you used a 35% rate, as you believe that rate more accurately reflects the tax rate at which the deferred items will reverse. Please tell us your basis for using a rate other than the currently enacted tax rate in determining your tax accruals. Please use the guidance in ASC 740-10-25-47 in your response.

For 2008 and 2009, the company used the federal tax rate of 34%. The 34% rate applies to taxable income up to $10 million and was the appropriate rate based upon projections of future taxable income at that time. For 2010, projections of future taxable income levels were increased above the projections in 2008 and 2009. As a result, for the 2010 income tax provision, the company used the maximum enacted federal tax rate of 35% which applies to taxable income in excess of $10 million. The change in rate reflected a change in our income projections rather than a change in tax laws or tax rates.

5.	Please provide more detailed discussion of the NOL & Charitable Contribution Expiration for 2010 due to the materiality of the amount. Please also expand MD&A for income tax expense accordingly.

A net operating loss of approximately $16,400,000 generated in 1997 and subject to Internal Revenue Code Section 382 limitations expired in 2010. This NOL was subject to a 15 year carryforward period. Because the Company incurred two short tax years (ended 8/4/1998 and 2/4/2000) after incurring the 1997 NOL, the 15 year carryforward period for this NOL expired in tax year 2010. The expiring charitable contribution carryover was approximately $440,000. In future filings, the Company will discuss income tax expense and its expected outlook for income taxes.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciated the staff’s consideration of our responses and would like to do everything possible to facilitate your review. In you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-2604.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills
Chief Financial Officer